UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                    (Amendment No.    1  )*


                     Publix Super Markets, Inc.
                        (Name of Issuer)

             Common Stock, Par Value $1.00 Per Share
                 (Title of Class of Securities)


                              None
                         (CUSIP Number)



Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













                          Page 1 of 4


                          SCHEDULE 13G
CUSIP  No.     None                             Page   2   of   4   Pages



1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Publix Super Markets, Inc. Profit Sharing Plan


2    Check the Appropriate Box if A Member of a Group*

                                                            (a)

                                                            (b)

3    SEC Use Only



4    Citizenship or Place of Organization

     Employee Benefit Plan (Florida)


Number of
Shares              5    Sole Voting Power             21,200,000
Beneficially
Owned By            6    Shared Voting Power
Each
Reporting           7    Sole Dispositive Power        21,200,000
Person
With                8    Shared Dispositive Power

9    Aggregate Amount Beneficially Owned by Each Reporting Person

     21,200,000


10   Check  Box  if  the  Aggregate Amount in  Row  (9)  Excludes
     Certain Shares*




11   Percent of Class Represented by Amount in Row 9

     9.63%


12   Type of Reporting Person*

     EP



Continuation of Schedule 13G                                 Page 3 of 4 Pages


This  statement is the first amendment to a statement on Schedule
13G  filed  with  the  Securities  and  Exchange  Commission   on
February  10, 1993, by Hoyt R. Barnett as Trustee of  the  Publix
Super Markets, Inc. Profit Sharing Plan & Trust.

The undersigned hereby amends Item 4 of the initial statement to read as follows.




Item 4.  Ownership.

As of December 31, 1996, the Publix Super Markets, Inc. Profit Sharing Plan was the "beneficial owner", as that term is defined under Rule 13d-3 under the Securities Act of 1934, of a total of 21,200,000 shares of the Company's common stock or approximately 9.63% of the total outstanding shares of the Company's common stock.

For information concerning the exercise of voting and investment power in respect of shares of the Company's common stock held by the Plan, see "Item 6. Ownership of Five Percent or More on
Behalf of Another Person."

Changes that have occurred since the filing of the initial statement on the Schedule 13G in the total number of shares of common stock on deposit in the Publix Super Markets, Inc. Profit Sharing Plan and Trust is a result of the sale of 2,078,750 shares to the Company on May 3, 1996 at $18.50 per share.




Continuation of Schedule 13G                                 Page 4 of 4 Pages


                           SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief of the Plan, the Plan hereby certifies that the information set forth in this Schedule is true, complete and correct and that the Plan has caused this Schedule to be signed on its behalf by the undersigned Trustee, thereunto duly authorized.


                         PUBLIX SUPER MARKETS, INC.
                         PROFIT SHARING PLAN



                         By:   /s/ Hoyt R. Barnett
                              Hoyt R. Barnett, Trustee



Date:  February 11, 1997